FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of   April                                              2003
                  --------------------------------------        --------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                    Form 40-F    X
                      -----------                   ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                           No       X
               -------------                 --------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                DOCUMENT INDEX


   Document                                                           Page No.
   --------                                                           -------

     1.         News Release dated April 30, 2003 ("RESEARCH IN         4
                MOTION TO HOST FINANCIAL ANALYST DAY AT THE
                WIRELESS ENTERPRISE SYMPOSIUM")


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                                                                    Document 1

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                                                                April 30, 2003

RESEARCH IN MOTION TO HOST FINANCIAL ANALYST DAY AT THE WIRELESS
ENTERPRISE SYMPOSIUM

Waterloo, Canada - Research In Motion Limited (RIM) (Nasdaq: RIMM, TSX: RIM) is hosting a financial analyst day at the Wireless Enterprise Symposium on Monday, May 5, 2003 beginning at 8:30 a.m. Central Standard Time (9:30 a.m. Eastern Standard Time). This event is also being webcast and can be accessed on RIM's web site at http://www.rim.com/investors/events/index/shtml. A replay of the event will also be available on the website for two weeks following the event.

For more information on the Wireless Enterprise Symposium 2003, please visit: www.wirelessenterprisesymposium.com.
-----------------------------------

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, just visit www.rim.com or www.blackberry.com.
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                                      ###

Media Contacts:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                      ----------------------------------------
                                                  (Registrant)


Date:   April 30, 2003                 By:  /s/ Angelo Loberto
        --------------------                ---------------------------------
                                                  (Signature)
                                            Angelo Loberto
                                            Vice President, Finance